EXHIBIT 12.1

Computation of Ration of Earnings to Fixed Charges

(In millions, except ratio data)

	Predecessor		Company
	October 31, 2005	One Month Ended November 30, 2005	Year Ended
			October 31, 2006	October 31, 2007	November 2, 2008	November 1, 2009
Fixed charges (1)
Interest expense	$—	$—	$121	$105	$82	$73
Amortization of debt issuance costs and	—	—	22	4	4	4
Portion of rental expense representative of interest (2)	6	1	4	3	4	4

Total fixed charges	$6	$1	$147	$112	$90	$81

Earnings
Income (loss) from continuing operations before income taxes	$14	$(23)	$(225)	$(212)	$60	$(36)
Fixed charges per above	6	1	147	112	90	81

Total earnings	$20	$(22)	$(78)	$(100)	$150	$45
Deficiency of earnings to fixed charges	$—	$(23)	$(225)	$(212)	$—	$(36)
Ratio of earnings to fixed charges (3)	3.3	—	—	—	1.7	—

(1)	For purposes of computing this ratio of earnings to fixed charges, “fixed charges” consist of interest expense on all indebtednes plus amortization of debt issuance costs and an estimate of interest expense within rental expense. “Earnings” consist of pre-tax income (loss) from continuing operations plus fixed charges.
(2)	The Company uses one-third of rental expense as an estimation of the interest factor on its rental expense.
(3)	Earnings were insufficient to cover fixed charges by $23 million, $225 million, $212 million, and $36 million for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007 and November 1, 2009, respectively.